For immediate release:

INDOSAT AND BANK CENTRAL ASIA SIGNED

THE LOAN AGREEMENT OF Rp 400 BILLION

Jakarta, October 30, 2007 – PT Indosat Tbk (“Indosat” or “the Company”) announced today that Indosat and Bank Central Asia (“BCA”) signed the additional loan agreement amounting Rp 400 billion resulted in the total BCA loan to Indosat of Rp 2 trillion in 2007. This additional unsecured loan facility will mature in 5 years, and has the same terms with the previous loan of Rp 1.6 trillion.

“The signing of the additional loan facility is part of our external financing plans to support our capital expenditure plans in 2007. We are committed to have capital expenditure of US$ 1.2 billion  this year". said Johnny Swandi Sjam, President Director of Indosat.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD service (IDD 001, IDD 008 and FlatCall (01016), fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through Indosat and its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. In addition, Indosat provides 3G with HSDPA technology up to 3,6 Mbps. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Investor Relations Division

Telp : 62-21-3869615

Fax : 62-21-3804045

E-mail : investor@indosat.com

Website: www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.